KRAMER LEVIN NAFTALIS & FRANKEL LLP

October 10 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Kevin Woody,
Branch Chief

RE:	Elron Electronic Industries Ltd.
Form 20-F for the year ended December 31, 2012
Filed March 11, 2013
File No. 0-11456

Dear Ladies and Gentlemen:

On behalf of Elron Electronic Industries Ltd. (“Elron” or the “Company”), we have provided below Elron’s response (the “Response") to the comment letter, dated September 12, 2013, received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), relating to Elron’s Form 20-F for the year ended December 31, 2012.

For your convenience, the Staff’s comment has been restated below in its entirety, with the Response set out immediately under the comment.

Form 20-F for the fiscal year ended December 31, 2012

Consolidated Financial Statements of Elron Electronic Industries Ltd., page F-2

General

1.	Comment: Please tell us how you complied with Rule 3-09 of Regulation S-X, or tell us how you determined it was unnecessary to provide financial statements for BrainsGate Ltd., NuLens, and Cartiheal (2009) Ltd.

Response:

Elron examined the instructions of Rule 3-09 of Regulation S-X, which states that when analyzing whether separate financial statements of "Significant Associates" are required, the first and third conditions of Rule 1-02(w) of Regulation S-X apply where twenty percent (20%) should be substituted for ten percent (10%). Elron concluded that for 2012, separate audited financial statements of the above-mentioned investees (accounted for under the equity method) were not necessary based on the following analyses:

1.	Following is the quantitative analysis for 2012 under the guidance of the first condition set in Rule 1-02 (w) of Regulation S-X (the "Investment Test") (USD in thousands):

Total consolidated assets as of December 31, 2012- 197,082

	Carrying value of the investment as of December 31, 2012	Investment Test outcome
BrainsGate	2,958	1.50%
NuLens	-	0.00%
Cartiheal	1,864	0.95%

2.	For the purpose of computing the third condition set in Rule 1-02 (w) of Regulation S-X (the “Income Test”), the Company examined the Company's income (loss) attributable to the Company's shareholders from continuing operations before income taxes and extraordinary items (USD in thousands):

	2012	2011	2010	2009	2008
Income (loss) attributable to the Company's shareholders	4,357	(8,417)	66,333	(10,835)	(71,835)
Excluding:
Tax benefit (taxes on income) attributable to the Company's shareholders	131	(302)	(3,062)	1,229	16
Tax benefit (taxes on income) of associates attributable to the Company's shareholders	216	(1,597)	686	1,190	(70)
Income (loss) attributable to the Company's shareholders before income taxes and extraordinary items	4,009	(6,518)	68,709	(13,254)	(71,782)

Computing whether the Company's income attributable to the Company's shareholders from continuing operations before income taxes and extraordinary items for the most recent year, was at least 10% lower than the average for the last five fiscal years (including zero for any loss years in the numerator but still using five as the denominator) (USD in thousands):

Year	Income from continuing operations before income taxes and extraordinary items, attributable to the Company's shareholders
2012	4,009
2011	Loss
2010	68,709
2009	Loss
2008	Loss

Average for the last five fiscal years: 14,544.

The Company used the five-year average of 14,544 as the denominator in computing the significance of investee under the Income Test since 2012 income was at least 10% lower than the average (2012 income of 4,009 was 72% lower than the average of 14,554).

Quantitate analysis of the Income Test:
	Equity in losses for 2012[1]	Income Test outcome
BrainsGate	2,183	14.15%
NuLens	2,065	13.36%
Cartiheal	637	4.34%

The calculation of the Income Test for each of the investees was performed according to the following instruction while applying the average for the last five fiscal years in the Income Test: "When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation."

According to the Investment Test and the Income Test, and based upon the instructions set forth in Rule 3-09 and Rule 1-02 (w) of Regulation S-X, it was not necessary to provide separate audited financial statements of BrainsGate Ltd., NuLens Ltd, and Cartiheal (2009) Ltd.

1 Equity in the income from continuing operations. The 2012 income statements of the three investees did not include any income taxes, extraordinary items or cumulative effect of a change in accounting principle.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact me at 212-715-9182.

Sincerely,

/s/ John Bessonette

John Bessonette

cc:	Mr. Yaron Elad
Mr. Paul Weinberg, Adv
Mr. Niv Levy
Mr. Eli Barda, Partner- KOST FORER GABBAY & KASIERER
Jennifer Monick, Senior Staff Accountant, Division of Corporation Finance